Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

12 April 2017

PRIMA BIOMED RECEIVES A$492,144 TAX REFUND

FROM AUSTRALIAN GOVERNMENT

SYDNEY, AUSTRALIA — Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), is pleased to announce that it has received a A$492,144 cash rebate from the Australian Federal Government’s R&D tax incentive program. The cash rebate provided in respect of expenditure incurred on eligible R&D activities conducted in the 2016 fiscal year, mainly related to the Company’s TACTI-mel trial, a Phase I clinical study in melanoma using its lead compound IMP321, conducted in Australia.

This follows approval from AusIndustry of Prima’s application for an Advance/Overseas Finding. Due to the Advance Finding, Prima’s projected research and development activities for TACTI-mel in both Australia and overseas are eligible for the R&D Tax Incentive for a period of three years to 30 June 2018.

Prima BioMed will apply the funding towards furthering its current active clinical trial program for lead product, IMP321.

About Prima BioMed

Prima BioMed is a globally active biotechnology company and a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com